

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   January 16, 2009

Anthony Tracy
Chief Executive Officer
Perf-Go Green Holdings, Inc.
12 East 52nd Street, 4th Floor
New York, New York 10022

> **Re: Perf-Go Green Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 24, 2008**
> **File No. 333-152949**

Dear Mr. Tracy:

We have reviewed your filing and have the following comment.

Note 13 – Summary of Significant Accounting Policies, page F-14
Revenue Recognition, page F-15

In your revised revenue recognition policy you state that "because historical experience is not yet substantial, the Company takes a 1% reduction for such items based on its understanding of industry trends." Please clarify your disclosure to ensure that it complies with U.S. GAAP.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Adam P. Silvers, Esq.
        Ruskin Moscou Faltischek, P.C.
        1425 RexCorp Plaza, 15th Floor
        Uniondale, New York 11556